LKQ Corporation

500 West Madison Street

Suite 2800

Chicago, Illinois 60661

January 27, 2014

VIA EDGAR

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	LKQ Corporation

Registration Statement on Form S-4

Ladies and Gentlemen:

LKQ Corporation (the “Company”), the obligor under its 4.75% Senior Notes due 2023 (the “Old Notes”) is registering an exchange offer (the “Exchange Offer”) pursuant to a Registration Statement on Form S-4.

This letter supplements the Registration Statement on Form S-4 of LKQ Corporation (the “Company”) and its guarantor subsidiaries (each an additional registrant and, collectively with the Company, the “Registrants”) with respect to an offer to exchange (the “Exchange Offer”), for the Company’s 4.75% Senior Notes due 2023 (the “Outstanding Notes”), which were originally issued on May 9, 2013 to qualified institutional buyers and non-U.S. persons pursuant to Rule 144A and Regulation S under the Securities Act of 1933, as amended (the “Securities Act”), new notes with terms materially identical to the Outstanding Notes but which have been registered under the Securities Act (the “Exchange Notes”), and, therefore, will not be subject to the transfer restrictions applicable to the Outstanding Notes. In connection with the above referenced Registration Statement on Form S-4 (the “Registration Statement”), the Registrants hereby confirm and represent as follows:

1. The Registrants are registering the Exchange Offer in reliance on the position and representations of the staff of the Securities and Exchange Commission (the “Staff”) set forth in Shearman & Sterling, SEC No-Action Letter (available July 2, 1993), Morgan Stanley & Co., Inc., SEC No-Action Letter (available June 5, 1991), and Exxon Capital Holding Corp., SEC No-Action Letter (available May 13, 1988) (together, the “No Action Letters”).

2. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Registrants’ knowledge and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer. In this regard, the Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that, if such person is tendering Outstanding Notes in the Exchange Offer with the intention of participating in any manner in a distribution of the Exchange Notes, such person (i) cannot rely on the Staff’s position enunciated in the No Action Letters or interpretative letters to similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with a secondary resale transaction. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 or Item 508, as applicable, of Regulation S-K.

3. The Registrants will make each person participating in the Exchange Offer aware (through the prospectus or the letter of transmittal) that any broker-dealer that will receive Exchange Notes for its own account in exchange for Outstanding Notes that were acquired as a result of market-making activities or other trading activities may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes.

4. None of the Registrants nor any of their respective affiliates have entered into any arrangement or understanding with any broker-dealer to distribute the Exchange Notes.

5. The Registrants will include in the letter of transmittal, to be executed by an exchange offeree in order to participate in the exchange, the following provisions:

(a) If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the New Notes.

(b) If the exchange offeree is a broker-dealer holding Old Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of New Notes received in respect of such Old Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

LKQ CORPORATION

By:	/s/ Victor M. Casini
Name:	Victor M. Casini
Title:	Senior Vice President and General Counsel

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